September 23, 2024

Xiaoyue Zhang
Chief Executive Officer
Paranovus Entertainment Technology Ltd.
250 Park Avenue, 7th Floor
New York, NY 10177

       Re: Paranovus Entertainment Technology Ltd.
           Registration Statement on Form F-3
           Filed September 13, 2024
           File No. 333-282103
Dear Xiaoyue Zhang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Joan Wu